13013311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AB 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-68542

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17A-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Apollo Global Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Mullins **212-822-0557**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

DD 3/9/13

AFFIRMATION

I, Barry Giarraputo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Apollo Global Securities, LLC as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barry J. Giarraputo,
Chief Financial Officer

Subscribed to before me this
28 th date of February 2013

Notary Public

ELVIRA M. ALTIMARI JAEGER
Notary Public, State of New York
No. 01AL6113151
Qualified in Nassau County
Commission Expires July 19, 2016

(SEC I.D. NO. 8-68542)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Apollo Global Securities, LLC:

We have audited the accompanying statement of financial condition of Apollo Global Securities, LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Apollo Global Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

APOLLO GLOBAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 140,651,468
Fees receivable	5,569,340
Receivables from affiliates	3,859,517
Other assets	7,340
TOTAL ASSETS	$ 150,087,665

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payables to affiliates	$ 5,823,513
Accounts payable and accrued expenses	345,860
TOTAL LIABILITIES	6,169,373
MEMBER'S EQUITY	143,918,292
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 150,087,665

See accompanying notes to statement of financial condition.

1. ORGANIZATION

Apollo Global Securities, LLC is a Delaware Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of Apollo Management Holdings, LP (the "Parent"), a Delaware Limited Partnership. The Company was formed on March 3, 2010 and commenced business operations on March 30, 2011 when it was granted membership in Financial Industry Regulatory Authority ("FINRA"). Both the Company and the Parent are consolidated subsidiaries of Apollo Global Management, LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and FINRA. The Company provides services relating to the placement of interests in private funds and partnerships, advice on merger and acquisition transactions, and may also engage in firm commitment underwritings in connection with the resale of securities pursuant to Rule 144A under the Securities Act of 1933.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities in the statement of financial condition. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash—The Company only holds cash and does not hold any cash equivalents at December 31, 2012.

Revenues—The Company is entitled to receive transaction fees related to the acquisition and disposition of portfolio companies as a result of providing transaction advisory services to certain private equity and capital markets portfolio companies. Transaction fees are recognized when the underlying services rendered are substantially completed in accordance with the terms of their transaction agreements. Fees recognized but not received are included in Receivables from affiliates on the Statement of Financial Condition.

Underwriting fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter. Underwriting fees are recognized at the time the underwriting is completed and the income is reasonably assured. Fees recognized but not received are included in Fees receivable on the Statement of Financial Condition.

The Company has a service agreement with the Parent, which provides placement services on behalf of the Company. Under the servicing agreement the Company recognizes a fee, as placement services expenses are incurred and allocated by the Parent at cost. Income recognized but not received is included in Receivables from affiliates on the Statement of Financial Condition.

Interest income is interest earned on cash balances in interest bearing bank accounts. Interest income is recognized when earned.

Allocation of Expenses from Affiliates—Pursuant to a Services Agreement between the Company and the Parent, the Parent provides through affiliates certain services, facilities and personnel as required for the Company to perform its broker-dealer business. The Parent initially pays all expenses associated with providing the services and allocates the expenses to the Company, at cost, based on the prorated amount of time dedicated to the provision of the services or other basis as determined commercially reasonable. The Parent annually reassesses the reasonableness of the allocation methodology.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at amounts approximating fair value consist primarily of Fees receivable, Receivables from affiliates and Payables to affiliates.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its Parent who is responsible for reporting such income or loss at the federal, state and local levels. Accordingly, no income tax provision has been recorded.

5. TEMPORARY SUBORDINATED BORROWINGS

The Company entered into two temporary subordination agreements with the Parent during the year ended December 31, 2012. These borrowings, which have been approved for regulatory capital purposes, were obtained so that the Company could participate as an underwriter of securities and maintain compliance with the net capital requirements of Rule 15c3-1. These borrowings of $20 million and $50 million had fixed interest rates of 4.23% and 4.75%, respectively, and were repaid within 45 days of borrowing. There were no borrowings outstanding as of December 31, 2012.

6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties—The Company primarily generates its revenues by executing and facilitating transactions for affiliates of the Parent, including

portfolio companies of the funds they manage ("Related Parties"). Revenues for these services are based primarily on transactions with portfolio companies. As a result, the Company's revenues vary based upon transaction volumes.

7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934 and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the net capital rules. At December 31, 2012, the Company's net capital was $134,482,095, which exceeded the minimum requirement by $134,070,803. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and FINRA.

8. RELATED PARTY ACTIVITY

As of December 31, 2012, the Company had receivables from affiliates of $3,859,517 and payables to affiliates of $5,823,513. There are no interest charges on receivables from and payables to affiliates balances.

The Company is involved in transactions with affiliates of the Parent, including its portfolio companies of funds managed by such affiliates, whereby the Company will earn transaction fees for its service. Transaction fees recognized but not received are included in Receivables from affiliates on the Statement of Financial Condition.

Effective December 31, 2012, the Company has entered into a netting agreement with Apollo Global Management, LLC and its consolidated subsidiaries whereas payables and receivables between these affiliates and the Company are set-off resulting in a single net payable amount of $5,823,513 as the Company has the right to offset.

The Parent pays certain compensation, occupancy, general and administrative expenses on behalf of the Company based on the Service Agreement for which the Company reimburses the Parent at cost.

Pursuant to a fee agreement, between the Company and the Parent, the Company earns a service fee at cost for certain expenses relating to placement services.

As described in the temporary subordinated borrowings note above, the Company entered into two temporary subordination agreements with the Parent during the year ended December 31, 2012.

9. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the Statement of Financial Condition was available to be issued, and determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition.

*****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

Apollo Global Securities, LLC
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of Apollo Global Securities, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unqualified opinion on those financial statements in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP